

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 12, 2023

Christopher Furman
Chief Executive Officer
Vitro Biopharma, Inc.
3200 Cherry Creek Drive South
Suite 720
Denver, CO 80209

> **Re: Vitro Biopharma, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 2, 2023**
> **File No. 333-267366**

Dear Christopher Furman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1, filed June 2, 2023

Cosmetic Conditioned Media and Exosome-Containing Serums, page 91

1.   We note your response to prior comment 3. Please revise your registration statement to include the disclosure that was deleted regarding the investigation of the administration of InfiniVive MD's Exosome Serum by medical professionals that have purchased this product directly from you or via distribution from other medical professionals, the origin and purpose of the investigation, your decision to voluntarily suspend sales of the product from June 2022 to July 2022 and, as you note in your response, the results of the investigation and the actions you took in response to the investigation (i.e., the enhancements that were made to the permitted use labeling of the product and your

decision to require all customers to complete a written certification confirming, prior to shipment of the product, that the product would be administered by the customers only in accordance with the product's permitted uses and your instructions).

Additionally, please revise your risk factor disclosure to describe the risks associated with the off-label use of exosome serums specifically.

You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tyler L. Weigel